Exhibit 21.1

List of Direct and Indirect Subsidiaries of Restoration Hardware Holdings, Inc.

Name	Jurisdiction of Incorporation
Restoration Hardware, Inc.	Delaware
Hierarchy, LLC	Delaware
RH Yountville, Inc.	Delaware
RH Patterson, LLC	Delaware
RH US, LLC	Delaware
RHM, LLC	Delaware
RH Operations, Inc.	Delaware
RH F&B Operations, Inc.	Delaware
Restoration Hardware Canada, Inc.	British Columbia, Canada
Restoration Hardware International Limited	Hong Kong
Restoration Hardware Trading (Shanghai) Company Limited	People’s Republic of China
RHG Management, LLC	Maryland
The Michaels Furniture Company, Inc.	California
RH F&B Illinois, LLC	Illinois